Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	June 30,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$380	$370
Accounts receivable and other current assets (Note 6)	1,229	1,297
Prepaid expenses	68	88
Inventories	409	394
Regulatory assets (Note 7)	395	425
Total current assets	2,481	2,574
Other assets	686	620
Regulatory assets (Note 7)	3,110	2,958
Property, plant and equipment, net	36,105	33,988
Intangible assets, net	1,341	1,260
Goodwill	12,482	12,004
Total assets	$56,205	$53,404

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$25	$512
Accounts payable and other current liabilities	1,956	2,378
Regulatory liabilities (Note 7)	428	572
Current installments of long-term debt (Note 8)	990	690
Current installments of finance leases	100	24
Total current liabilities	3,499	4,176
Other liabilities	1,524	1,446
Regulatory liabilities (Note 7)	2,891	2,786
Deferred income taxes	3,221	2,969
Long-term debt (Note 8)	23,561	21,501
Finance leases	326	413
Total liabilities	35,022	33,291
Commitments and contingencies (Note 16)
Equity
Common shares (1)	13,708	13,645
Preference shares (Note 9)	1,623	1,623
Additional paid-in capital	10	11
Accumulated other comprehensive income	905	336
Retained earnings	3,279	2,916
Shareholders' equity	19,525	18,531
Non-controlling interests	1,658	1,582
Total equity	21,183	20,113
Total liabilities and equity	$56,205	$53,404
(1) No par value. Unlimited authorized shares; 464.6 million and 463.3 million issued and outstanding as at June 30, 2020 and December 31, 2019, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Revenue	$2,077	$1,970	$4,468	$4,406

Expenses
Energy supply costs	514	496	1,264	1,329
Operating expenses	599	603	1,225	1,219
Depreciation and amortization	366	338	723	672
Total expenses	1,479	1,437	3,212	3,220
Gain on disposition (Note 11)	—	577	—	577
Operating income	598	1,110	1,256	1,763
Other income, net (Note 12)	47	43	56	81
Finance charges	263	263	519	532
Earnings before income tax expense	382	890	793	1,312
Income tax expense	58	125	116	191
Net earnings	$324	$765	$677	$1,121

Net earnings attributable to:
Non-controlling interests	$33	$28	$58	$56
Preference equity shareholders	17	17	33	34
Common equity shareholders	274	720	586	1,031
	$324	$765	$677	$1,121

Earnings per common share (Note 13)
Basic	$0.59	$1.66	$1.26	$2.39
Diluted	$0.59	$1.66	$1.26	$2.39

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Net earnings	$324	$765	$677	$1,121

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(545)	(257)	657	(523)
Other (2)	(1)	—	(22)	—
	(546)	(257)	635	(523)
Comprehensive (loss) income	$(222)	$508	$1,312	$598

Comprehensive (loss) income attributable to:
Non-controlling interests	$(26)	$(2)	$124	$(7)
Preference equity shareholders	17	17	33	34
Common equity shareholders	(213)	493	1,155	571
	$(222)	$508	$1,312	$598
(1) Net of hedging activities and income tax (expense) recovery of $(6) million and $6 million for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $(4) million and $(9) million, respectively)

(2) Net of income tax recovery of $nil and $9 million for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $nil and $nil, respectively)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Operating activities
Net earnings	$324	$765	$677	$1,121
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation - property, plant and equipment	329	297	650	595
Amortization - intangible assets	34	34	66	64
Amortization - other	3	7	7	13
Deferred income tax expense	60	88	119	111
Equity component, allowance for funds used during construction (Note 12)	(21)	(19)	(35)	(37)
Gain on disposition (Note 11)	—	(583)	—	(583)
Other	23	40	70	74
Change in long-term regulatory assets and liabilities	—	(36)	(58)	(86)
Change in working capital (Note 14)	(27)	38	(181)	(100)
Cash from operating activities	725	631	1,315	1,172
Investing activities
Capital expenditures - property, plant and equipment	(725)	(814)	(1,836)	(1,526)
Capital expenditures - intangible assets	(50)	(29)	(101)	(57)
Contributions in aid of construction	16	23	33	49
Proceeds on disposition (Note 11)	—	995	—	995
Other	(49)	(76)	(93)	(94)
Cash (used in) from investing activities	(808)	99	(1,997)	(633)
Financing activities
Proceeds from long-term debt, net of issuance costs	1,685	320	2,044	392
Repayments of long-term debt, net of extinguishment costs, and finance leases	(585)	(922)	(602)	(939)
Borrowings under committed credit facilities	1,251	2,221	3,007	3,684
Repayments under committed credit facilities	(1,491)	(2,545)	(2,754)	(3,963)
Net change in short-term borrowings	(394)	144	(526)	261
Issue of common shares, net of costs and dividends reinvested	10	164	44	196
Dividends
Common shares, net of dividends reinvested	(211)	(118)	(424)	(236)
Preference shares	(17)	(17)	(33)	(34)
Subsidiary dividends paid to non-controlling interests	(9)	(19)	(34)	(51)
Other	(38)	(4)	(35)	8
Cash from (used in) financing activities	201	(776)	687	(682)
Effect of exchange rate changes on cash and cash equivalents	(10)	(5)	5	(13)
Change in cash and cash equivalents	108	(51)	10	(156)
Cash and change in cash associated with assets held for sale	—	9	—	15
Cash and cash equivalents, beginning of period	272	233	370	332
Cash and cash equivalents, end of period	$380	$191	$380	$191

Supplementary Cash Flow Information (Note 14)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares (Note 9)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at March 31, 2020	464.2	$13,688	$1,623	$10	$1,392	$3,005	$1,701	$21,419
Net earnings	—	—	—	—	—	291	33	324
Other comprehensive loss	—	—	—	—	(487)	—	(59)	(546)
Common shares issued	0.4	20	—	—	—	—	—	20
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(9)	(9)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	—	—	—	(8)	(8)
As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183

As at March 31, 2019	430.9	$11,997	$1,623	$12	$695	$2,200	$1,893	$18,420
Net earnings	—	—	—	—	—	737	28	765
Other comprehensive loss	—	—	—	—	(227)	—	(30)	(257)
Common shares issued	4.9	241	—	(2)	—	—	—	239
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(19)	(19)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Disposition (Note 11)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	1	—	(1)	1	1
As at June 30, 2019	435.8	$12,238	$1,623	$11	$468	$2,919	$1,555	$18,814

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares (Note 9)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	619	58	677
Other comprehensive income	—	—	—	—	569	—	66	635
Common shares issued	1.3	63	—	(2)	—	—	—	61
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(34)	(34)
Dividends declared on common shares ($0.4775 per share)	—	—	—	—	—	(223)	—	(223)
Dividends on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	1	—	—	(14)	(13)
As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	1,065	56	1,121
Other comprehensive loss	—	—	—	—	(460)	—	(63)	(523)
Common shares issued	7.3	349	—	(4)	—	—	—	345
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(51)	(51)
Dividends declared on common shares ($0.45 per share)	—	—	—	—	—	(194)	—	(194)
Dividends on preference shares	—	—	—	—	—	(34)	—	(34)
Disposition (Note 11)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	4	—	—	8	12
As at June 30, 2019	435.8	$12,238	$1,623	$11	$468	$2,919	$1,555	$18,814

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. The long-term contracted generation assets in British Columbia were sold on April 16, 2019 (Note 11).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in the "Regulatory Matters" section of its 2019 annual audited consolidated financial statements ("2019 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2020 follows.

COVID-19 Pandemic Impacts

The novel coronavirus ("COVID-19") pandemic has resulted in several customer relief initiatives as well as the delay of several regulatory proceedings, as discussed below.

Customer Relief Initiatives

UNS Energy
Pursuant to the Arizona Corporation Commission's approval of the utility's customer relief initiatives, TEP refunded to customers approximately US$8 million of collected demand side management funds in excess of program costs.

Central Hudson
In March 2020, as agreed to with the New York Public Service Commission ("PSC"), Central Hudson postponed until July 1, 2021 the collection in customer rates of approximately US$3 million of deferred costs related mainly to environmental remediation.

FortisBC Energy and FortisBC Electric
In April 2020, pursuant to the British Columbia Utilities Commission's ("BCUC") approval of the utilities' customer relief initiatives, FortisBC Energy and FortisBC Electric implemented three-month bill deferrals for certain customer classes, the repayment of which is expected to commence in the third quarter of 2020. The BCUC also authorized the deferral of otherwise uncollectible revenue associated with providing the customer relief initiatives, the recovery of which will be determined through a future rate filing once the financial impact of the pandemic is known.

Delayed Regulatory Proceedings

UNS Energy
General Rate Application: In the first half of 2020, as part of TEP's general rate application, hearings were held to address the inclusion in customer rates of the Gila River natural gas generation station unit 2 and ten natural gas reciprocating internal combustion engine units. Prior to the COVID-19 pandemic, a decision had been expected earlier in 2020 with new rates effective May 1, 2020. TEP currently expects a decision approving new rates prior to the end of 2020.

Central Hudson
2020 Rates: In May 2020 the PSC approved Central Hudson's request to postpone scheduled electric and gas delivery rate increases, reflecting an increase in the equity component of its capital structure from 49% to 50%, from July 1, 2020 to October 1, 2020. The deferred revenue will be collected over the nine-month period from October 1, 2020 to June 30, 2021.

COVID-19 Proceeding: In June 2020 the PSC initiated a generic proceeding to identify and address the effects of the COVID-19 pandemic. The outcome of this proceeding and potential impacts, if any, are unknown at this time.

FortisAlberta
Generic Cost of Capital Proceeding: In December 2018 the Alberta Utilities Commission ("AUC") initiated a generic cost of capital proceeding and expert evidence was filed in January 2020. In March 2020, due to the COVID-19 pandemic, this proceeding was suspended indefinitely. In June 2020 the AUC provided five options to Alberta utilities to set the approved return on equity ("ROE") and capital structure for 2021 in lieu of resuming the proceeding. In July 2020 FortisAlberta elected an option that provides for the extension of the currently approved ROE and capital structure quarterly. This method will remain in effect until the AUC issues a decision on this proceeding and any resulting changes to ROE and/or capital structure will be implemented prospectively at the start of the following quarter.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
Other Electric
Caribbean Utilities: In June 2020 Caribbean Utilities requested the postponement of its scheduled annual rate adjustment effective June 1, 2020 to January 1, 2021, to provide customer relief from the effects of the COVID-19 pandemic.

FortisTCI: In February 2020 the Government of the Turks and Caicos Islands approved a 6.8% average increase in FortisTCI's electricity rates, effective April 1, 2020, including the recovery of hurricane-related costs incurred in 2017. In March 2020, to provide customer relief from the effects of the COVID-19 pandemic, the effective date was postponed to July 2020 and new rates became effective July 22, 2020.

Other Regulatory Matters

ITC
ROE Complaints: In May 2020 the Federal Energy Regulatory Commission ("FERC") issued an order on rehearing of its November 2019 decision on the MISO transmission owner ROE complaints ("May 2020 FERC Order") and set the base ROE for the periods of November 2013 through February 2015 and from September 2016 onward at 10.02%, up to a maximum of 12.62% with incentive adders. Including incentive adders, the May 2020 FERC Order implies an all-in ROE for ITC's subsidiaries operating in the Midcontinent Independent System Operator's region of 10.77%, up from 10.63% based on a November 2019 decision but down from 11.07% based on a September 2016 decision which was recognized during the first nine months of 2019.

A regulatory liability of $91 million (US$70 million) was recorded at December 31, 2019 to reflect the amounts due to customers under the terms of the November 2019 decision. The May 2020 FERC Order, in addition to the refund of $27 million (US$20 million) to customers in the first half of 2020, resulted in: (i) the reduction of the regulatory liability to $22 million (US$16 million) as at June 30, 2020; and (ii) an increase in revenue and a decrease in interest expense resulting in an increase in net earnings of $37 million of which Fortis' share was $29 million. The earnings increase was comprised of: (i) $27 million related to the reversal of liabilities established in prior periods; and (ii) $2 million related to the year-to-date impact of a higher ROE as compared to the ROE approved in November 2019.

Review of Transmission Incentives Policy: In March 2020 FERC issued a notice of proposed rulemaking ("NOPR") proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. The NOPR follows a Notice of Inquiry, issued in March 2019, on FERC's transmission incentives policies. FERC proposed total ROE incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. Comments from stakeholders, including ITC, were provided to FERC through July 1, 2020. The outcome may impact future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

FortisBC Energy and FortisBC Electric
Multi-Year Rate Plan Applications: In June 2020 the BCUC issued a decision on FortisBC Energy's and FortisBC Electric's multi-year rate plan applications for 2020 to 2024. The decision sets the rate-setting framework for the next five years, including: (i) the level of operation and maintenance expense and capital to be included in customer rates, subject to an incentive formula; (ii) the level of investment in gas innovation initiatives to be included in customer rates; and (iii) a 50/50 sharing between customers and the utilities of variances from the allowed ROE. During the third quarter of 2020, FortisBC Energy and FortisBC Electric will provide the BCUC with updated 2020 rate filings reflecting the terms of this decision. Current interim rates will remain in effect pending a final determination of 2020 rates by the BCUC.

FortisAlberta
2018 Alberta Independent System Operator Tariff Application: In September 2019 the AUC issued a decision that addressed a proposal to change how the Alberta Independent System Operator's customer contribution policy functions between distribution facility owners, such as FortisAlberta, and transmission facility owners. Implementation of the order was suspended in October 2019 and in May 2020 the AUC confirmed that outstanding matters on the order will be determined through a written

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
hearing. In July 2020 FortisAlberta filed expert evidence requested by the AUC and a decision is expected in the fourth quarter of 2020. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

Performance-Based Regulation: In May 2020 FortisAlberta filed an application for anomaly adjustments to rates based on new criteria established by the AUC in January 2020. A decision is expected in the fourth quarter of 2020.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise noted.

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2019 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2019 Annual Financial Statements, except as described below.

New Accounting Policies

Financial Instruments
Effective January 1, 2020, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires the use of reasonable and supportable forecasts in the estimate of credit losses and the recognition of expected losses upon initial recognition of a financial instrument, in addition to using past events and current conditions. The new guidance also requires quantitative and qualitative disclosures regarding the activity in the allowance for credit losses for financial assets within the scope of the guidance. Adoption did not have a material impact on the Interim Financial Statements.

Fortis and each subsidiary recognize an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible (Note 6).

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Income Taxes
ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Adoption will not have a material impact on the consolidated financial statements and related disclosures.

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2020 and 2019.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2020	2019	2020	2019
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	5	6	12	12
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	—	1	—	17
(1) Reflects amounts to the April 16, 2019 disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") (Note 11)

As at June 30, 2020, accounts receivable included approximately $13 million due from Belize Electricity (December 31, 2019 - $8 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at June 30, 2020, there were inter-segment loans outstanding of $69 million (December 31, 2019 - $279 million), payable on demand with a weighted average interest rate of 1.1%. Total interest charged was $1 million and $2 million for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - less than $1 million).

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
June 30, 2020		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	477	546	206	249	150	91	345	2,064	13	—	—	2,077
Energy supply costs	—	184	51	66	—	15	198	514	—	—	—	514
Operating expenses	113	157	125	76	34	26	49	580	7	12	—	599
Depreciation and amortization	75	85	24	59	56	15	47	361	4	1	—	366
Operating income	289	120	6	48	60	35	51	609	2	(13)	—	598
Other income, net	13	16	8	2	—	1	2	42	—	5	—	47
Finance charges	79	34	12	35	25	18	21	224	—	39	—	263
Income tax expense	55	17	—	(2)	2	1	6	79	(1)	(20)	—	58
Net earnings	168	85	2	17	33	17	26	348	3	(27)	—	324
Non-controlling interests	30	—	—	1	—	—	2	33	—	—	—	33
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	138	85	2	16	33	17	24	315	3	(44)	—	274
Goodwill	8,332	1,876	612	913	228	235	259	12,455	27	—	—	12,482
Total assets	21,251	11,252	3,967	7,291	4,918	2,377	4,272	55,328	740	226	(89)	56,205
Capital expenditures	232	176	91	95	83	30	65	772	3	—	—	775

Quarter Ended
June 30, 2019
($ millions)
Revenue	428	500	199	235	150	90	343	1,945	25	—	—	1,970
Energy supply costs	—	164	58	63	—	15	195	495	1	—	—	496
Operating expenses	132	161	107	78	36	27	46	587	9	7	—	603
Depreciation and amortization	68	74	19	59	53	15	44	332	5	1	—	338
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	228	101	15	35	61	33	58	531	10	569	—	1,110
Other income, net	12	5	4	3	—	1	—	25	1	17	—	43
Finance charges	79	33	11	34	27	18	19	221	(1)	43	—	263
Income tax expense	39	13	1	(6)	—	1	6	54	1	70	—	125
Net earnings	122	60	7	10	34	15	33	281	11	473	—	765
Non-controlling interests	21	—	—	—	—	—	4	25	3	—	—	28
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	101	60	7	10	34	15	29	256	8	456	—	720
Goodwill	8,037	1,809	591	913	228	235	252	12,065	27	—	—	12,092
Total assets	19,533	9,884	3,574	6,885	4,732	2,267	4,085	50,960	671	187	(119)	51,699
Capital expenditures	301	156	78	104	95	26	68	828	7	8	—	843

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
June 30, 2020		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	910	1,019	486	715	302	205	793	4,430	38	—	—	4,468
Energy supply costs	—	351	129	226	—	54	503	1,263	1	—	—	1,264
Operating expenses	231	315	259	158	72	53	100	1,188	15	22	—	1,225
Depreciation and amortization	148	166	46	119	111	30	93	713	8	2	—	723
Operating income	531	187	52	212	119	68	97	1,266	14	(24)	—	1,256
Other income, net	17	13	17	3	1	2	5	58	—	(2)	—	56
Finance charges	159	62	24	71	51	36	40	443	—	76	—	519
Income tax expense	98	25	8	21	4	2	10	168	2	(54)	—	116
Net earnings	291	113	37	123	65	32	52	713	12	(48)	—	677
Non-controlling interests	52	—	—	1	—	—	5	58	—	—	—	58
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	239	113	37	122	65	32	47	655	12	(81)	—	586
Goodwill	8,332	1,876	612	913	228	235	259	12,455	27	—	—	12,482
Total assets	21,251	11,252	3,967	7,291	4,918	2,377	4,272	55,328	740	226	(89)	56,205
Capital expenditures	481	685	164	216	204	58	122	1,930	7	—	—	1,937

Year-to-Date
June 30, 2019
($ millions)
Revenue	836	1,043	476	720	295	209	769	4,348	61	—	(3)	4,406
Energy supply costs	—	396	150	244	—	55	482	1,327	2	—	—	1,329
Operating expenses	256	313	225	161	77	52	93	1,177	23	22	(3)	1,219
Depreciation and amortization	131	148	39	118	105	31	86	658	13	1	—	672
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	449	186	62	197	113	71	108	1,186	23	554	—	1,763
Other income, net	22	14	8	6	1	2	1	54	2	25	—	81
Finance charges	156	66	22	69	52	36	39	440	—	92	—	532
Income tax expense	81	19	9	24	1	6	11	151	1	39	—	191
Net earnings	234	115	39	110	61	31	59	649	24	448	—	1,121
Non-controlling interests	41	—	—	—	—	—	7	48	8	—	—	56
Preference share dividends	—	—	—	—	—	—	—	—	—	34	—	34
Net earnings attributable to common equity shareholders	193	115	39	110	61	31	52	601	16	414	—	1,031
Goodwill	8,037	1,809	591	913	228	235	252	12,065	27	—	—	12,092
Total assets	19,533	9,884	3,574	6,885	4,732	2,267	4,085	50,960	671	187	(119)	51,699
Capital expenditures	537	323	142	174	202	51	124	1,553	13	17	—	1,583

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)

6. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance (Note 3), which is netted against accounts receivable and other current assets, changed from December 31, 2019 as follows.

	June 30, 2020
($ millions)	Quarter ended	Year-to-Date
Beginning of period	(44)	(35)
Credit loss expensed	(5)	(14)
Credit loss deferred (1) (Note 2)	(8)	(8)
Write-offs, net of recoveries	3	6
Foreign exchange	1	(2)
End of period	(53)	(53)
(1) Comprised of FortisBC Energy and FortisBC Electric

The allowance for doubtful accounts balance, which was netted against accounts receivable and other current assets, changed from December 31, 2018 as follows.

	June 30, 2019
($ millions)	Quarter ended	Year-to-Date
Beginning of period	(33)	(33)
Bad debts expensed	(4)	(9)
Write-offs, net of recoveries	4	8
Foreign exchange	—	1
End of period	(33)	(33)

7. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2019 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2020	2019
Regulatory assets
Deferred income taxes	1,619	1,556
Employee future benefits	530	530
Deferred energy management costs	305	279
Rate stabilization and related accounts	237	208
Deferred lease costs	119	116
Manufactured gas plant site remediation deferral	116	81
Generation early retirement costs	87	88
Derivatives	86	119
Other regulatory assets	406	406
Total regulatory assets	3,505	3,383
Less: Current portion	(395)	(425)
Long-term regulatory assets	3,110	2,958

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	As at
	June 30,	December 31,
($ millions)	2020	2019
Regulatory liabilities
Deferred income taxes	1,483	1,440
Asset removal cost provision	1,235	1,187
Renewable energy surcharge	101	94
Rate stabilization and related accounts	100	166
Energy efficiency liability	95	101
Electric and gas moderator account	40	45
Employee future benefits	33	45
ROE complaints liability	22	91
Other regulatory liabilities	210	189
Total regulatory liabilities	3,319	3,358
Less: Current portion	(428)	(572)
Long-term regulatory liabilities	2,891	2,786

8. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2020	2019
Long-term debt	23,656	21,547
Fair value adjustment - ITC acquisition	133	133
Credit facility borrowings	909	640
Total long-term debt	24,698	22,320
Less: Deferred financing costs and debt discounts	(147)	(129)
Less: Current installments of long-term debt	(990)	(690)
	23,561	21,501

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
The long-term debt issuances for the six months ended June 30, 2020 are summarized below.

		Interest
	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Unsecured term loan credit agreement	January	(1)	2021	US	75	(2)(3)
Unsecured term loan credit agreement (4)	January	(5)	2021	US	200	(4)
Unsecured senior notes	May	2.95	2030	US	700	(2)(3)(6)
UNS Energy
Unsecured senior notes	April	4.00	2050	US	350	(2)(3)
Central Hudson
Unsecured senior notes	May	3.42	2050	US	30	(3)
FortisBC Electric
Unsecured debentures	May	3.12	2050	75		(2)
Newfoundland Power
First mortgage sinking fund bonds	April	3.61	2060	100		(2)(3)
FortisTCI
Unsecured senior notes (7)	June	5.30	2035	US	15	(8)(9)

(1) Floating rate of a one-month LIBOR plus a spread of 0.45%
(2) Repay credit facility borrowings
(3) General corporate purposes
(4) Maximum amount of borrowings under this agreement of US$400 million has been drawn; current period borrowings were used to repay an outstanding commercial paper balance.
(5) Floating rate of a two-month LIBOR plus a spread of 0.60%
(6) Early redemption of unsecured term loan credit agreement of US$400 million
(7) Maximum amount of borrowings under this agreement is US$30 million.
(8) Repay maturing long-term debt
(9) Finance capital expenditures

In July 2020 ITC issued 31-year US$180 million first mortgage bonds at 3.13%. The net proceeds were used to repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

In July 2020 Central Hudson issued 40-year US$30 million unsecured senior notes at 3.62%. The net proceeds were used to finance capital expenditures and for general corporate purposes.

In July 2020 FortisBC Energy issued 30-year $200 million unsecured debentures at 2.54%. The net proceeds were used to finance capital expenditures.

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
Credit Facilities

			As at
	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2020	2019
Total credit facilities	3,982	1,881	5,863	5,590
Credit facilities utilized:
Short-term borrowings (1)	(25)	—	(25)	(512)
Long-term debt (including current portion) (2)	(909)	—	(909)	(640)
Letters of credit outstanding	(83)	(53)	(136)	(114)
Credit facilities unutilized	2,965	1,828	4,793	4,324
(1) The weighted average interest rate was approximately 1.9% (December 31, 2019 - 3.2%).
(2) The weighted average interest rate was approximately 1.1% (December 31, 2019 - 2.4%). The current portion was $371 million (December 31, 2019 - $252 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 25% of the total facilities. Approximately $5.6 billion of the total credit facilities are committed facilities with maturities ranging from 2021 through 2025.

See Note 15 in the 2019 Annual Financial Statements for a description of the credit facilities as at December 31, 2019.

In January 2020 Caribbean Utilities amended its unsecured revolving committed credit facility resulting in an increase of US$20 million and an extension of the maturity date to January 2025.

In March 2020 FortisBC Energy entered into a $55 million two-year uncommitted letter of credit facility and FortisAlberta entered into a $150 million one-year non-revolving committed credit facility.

In April 2020 the Corporation entered into an unsecured $500 million one-year revolving term committed credit facility and UNS Energy terminated its US$225 million unsecured non-revolving uncommitted credit facility due to mature in December 2020.

In May 2020 and July 2020 Central Hudson's US$10 million uncommitted credit facility and its US$50 million unsecured revolving committed credit facility, respectively, expired and were not renewed.

9. PREFERENCE SHARES

On June 1, 2020, 267,341 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 907,577 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

Also on June 1, 2020, the annual fixed dividend per share for the First Preference Shares, Series H was reset from $0.6250 to $0.45875 for the five-year period up to but excluding June 1, 2025.

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post-employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2020	2019	2020	2019
Quarter Ended June 30
Components of net benefit cost
Service costs	25	19	8	7
Interest costs	29	32	5	7
Expected return on plan assets	(44)	(40)	(5)	(4)
Amortization of actuarial losses (gains)	9	6	(2)	(1)
Amortization of past service credits/plan amendments	(1)	(1)	—	(2)
Regulatory adjustments	(1)	—	1	1
Net benefit cost	17	16	7	8

Year-to-Date June 30
Components of net benefit cost
Service costs	50	38	16	14
Interest costs	57	63	11	13
Expected return on plan assets	(88)	(80)	(10)	(8)
Amortization of actuarial losses (gains)	17	12	(3)	(2)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(4)
Regulatory adjustments	(2)	1	2	3
Net benefit cost	33	33	15	16
Defined contribution pension plan expense for the three and six months ended June 30, 2020 was $9 million and $22 million, respectively (three and six months ended June 30, 2019 - $10 million and $22 million, respectively).

11. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment, and the related non-controlling interest was removed from equity.

For the three and six months ended June 30, 2019, excluding the gain on disposition, Waneta Expansion contributed $7 million and $17 million, respectively, to earnings before income tax expense, of which Fortis' share was 51%.

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
12. OTHER INCOME, NET

	Quarter ended		Year-to-Date
	June 30		June 30
($ millions)	2020	2019	2020	2019
Equity component, allowance for funds used during construction	21	19	35	37
Derivative gains	11	6	—	13
Interest income	3	4	8	8
Gain on repayment of debt	—	11	—	11
Other	12	3	13	12
	47	43	56	81

13. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2020			2019
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended June 30
Basic EPS	274	464.6	0.59	720	433.1	1.66
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	274	465.2	0.59	720	433.7	1.66

Year-to-Date June 30
Basic EPS	586	464.2	1.26	1,031	431.3	2.39
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	586	464.8	1.26	1,031	431.9	2.39

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
14. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2020	2019	2020	2019
Change in working capital
Accounts receivable and other current assets	69	237	107	135
Prepaid expenses	29	21	25	18
Inventories	(45)	(7)	(1)	16
Regulatory assets - current portion	14	(10)	28	(16)
Accounts payable and other current liabilities	14	(199)	(194)	(256)
Regulatory liabilities - current portion	(108)	(4)	(146)	3
	(27)	38	(181)	(100)

Non-cash investing and financing activities
Accrued capital expenditures	367	329	367	329
Common share dividends reinvested	10	76	18	151
Contributions in aid of construction	8	12	8	12
Exercise of stock options into common shares	—	2	2	4
Right-of-use assets obtained in exchange for operating lease liabilities	—	2	1	48

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves. All commodity swaps expired in the first quarter of 2020.

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2020, unrealized losses of $86 million (December 31, 2019 - $119 million) were recognized as regulatory assets.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue and were not material for the three and six months ended June 30, 2020 and 2019.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $113 million and terms of one to three years expiring in January 2021, 2022 and 2023. Fair value was measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in other income, net and were not material for the three and six months ended June 30, 2020 and 2019.

Foreign Exchange Contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire between 2020 and 2022 and have a combined notional amount of $380 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three and six months ended June 30, 2020 and 2019.

Interest Rate Swaps
ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with planned borrowings. The swaps, which had a combined notional value of $611 million, were terminated in May 2020 with the issuance of US$700 million senior notes and realized losses of $31 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over five years.

Other Investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three and six months ended June 30, 2020 and 2019.

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2020
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	32	—	32
Energy contracts not subject to regulatory deferral (2)	—	12	—	12
Foreign exchange contracts and total return swaps (2)	7	—	—	7
Other investments (4)	129	—	—	129
	136	44	—	180

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(109)	—	(109)
Energy contracts not subject to regulatory deferral (5)	—	(16)	—	(16)
	—	(125)	—	(125)

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	22	—	22
Energy contracts not subject to regulatory deferral (2)	—	8	—	8
Foreign exchange contracts, interest rate and total return swaps (2)	14	4	—	18
Other investments (4)	121	—	—	121
	135	34	—	169

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(138)	—	(139)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	(1)	(150)	—	(151)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

F - 22

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts	Gross
	Amount	Counterparty	Cash
	Recognized	Netting of	Collateral
	on Balance	Energy	Received/
($ millions)	Sheet	Contracts	Posted	Net Amount
As at June 30, 2020
Derivative assets	44	30	10	4
Derivative liabilities	(125)	(30)	—	(95)

As at December 31, 2019
Derivative assets	30	22	10	(2)
Derivative liabilities	(151)	(22)	(2)	(127)

Volume of Derivative Activity

As at June 30, 2020, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2020	2019
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	341	628
Electricity power purchase contracts (GWh)	3,172	3,198
Gas swap contracts (PJ)	143	168
Gas supply contract premiums (PJ)	231	241
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,559	1,855
Gas swap contracts (PJ)	35	43
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic, certain of the Corporation's utilities have temporarily suspended non-payment disconnects.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

F - 23

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $109 million as at June 30, 2020 (December 31, 2019 - $161 million).

As at June 30, 2020 the impact of the COVID-19 pandemic on the carrying values of accounts receivable and other current assets, and long-term other receivables or the fair value of derivatives was not material.

Hedge of Foreign Net Investments

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at June 30, 2020, US$2.2 billion (December 31, 2019 - US$2.2 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.0 billion (December 31, 2019 - US$9.7 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2020, the carrying value of long-term debt, including current portion, was $24.7 billion (December 31, 2019 - $22.3 billion) compared to an estimated fair value of $28.9 billion (December 31, 2019 - $25.3 billion).

16. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2019 Annual Financial Statements.

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

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